Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE EXPIRY OF THE WITHDRAWING TERM FOR THE
SHAREHOLDRES OF ITS SUBSIDIARY BUCURESTI TURISM S.A

Tel Aviv, Israel, June 9, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today following its previous announcements dated February 19, 2015 and April 14, 2015 (the "Previous Announcements") that, shareholders holding 21.48% of Bucuresti Turism S.A. ("BUTU"), exercised their right to withdraw from BUTU. The total amount payable by BUTU for such withdrawal requests is approximately Euro 13.9 million (approximately USD 15.5 million). An amount of Euro 2 million was financed by BUTU from its own resources and the remainder in the amount of approximately Euro 11.9 million was financed by the Company through shareholder loan granted to BUTU.

Upon the completion of the delisting, all the shares acquired by BUTU during the delisting process shall be cancelled and the share capital of BUTU shall be decreased accordingly. Following the share capital decrease, the Company shall hold (indirectly) approximately 98% of BUTU's share capital.

Following the expiry of the withdrawing term and following the payment of the aforesaid amount to the withdrawing shareholders, BUTU shall be delisted from RASDAQ market upon the approval of the Financial Supervisory Authority in Romania.

Mr. Ron Hadassi, Chairman of the Board of Directors, commented:

The completion of the takeover by the Company over the "Radisson Blu" Hotel in Bucharest is part of the Company's strategic plan to invest in the high-quality assets of the Company in order to maximize their potential. The Company believes that the Hotel has a significant future betterment potential, in view of the improvement in the Hotel's business results in recent years as well as the improvement in the macroeconomic environment in Romania.

Mr. Doron Moshe, Acting CEO and Chief Financial Officer further added:

The purchase of the minority interest and the delisting of BUTU will allow the Company greater flexibility in the management and operation of the Hotel and in the management and use of the Hotel's free cash flow. For that purpose, the Company invested approximately Euro 11.9 million through a shareholder loan granted to BUTU.

Simultaneously to the minority interest purchase proceeding, and as part of the Company's strategy to improve the  real estate value of the Hotel, the Company has launched an extensive renovation process at the Hotel and the conversion of approx. 160 rooms into apartments to be operated under the Park Inn brand. The estimated cost of the renovation is approx. Euro 6 million, and shall be financed by the Hotel's own resources.

About "Radisson Blu" in Bucharest, Romania

The hotel was opened in September 2008 and is located in the center of Bucharest and since then constituted a significant part of the exclusive hotels market in Bucharest. The hotel consists of 719 rooms and it is managed by Rezidor. The hotel also  includes approximately 7,200 square meters of commercial areas including  World Class Fitness Center ,Platinum Casino and  commercial area of fashion, jewelry, gifts, antiques and beauty shops.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com